FSF FINANCIAL CORP

Financial Services Holding Company

www.ffhh.com

ANNUAL REPORT

2002

FSF FINANCIAL CORP.
2002 ANNUAL REPORT

TABLE OF CONTENTS

CORPORATE PROFILE AND STOCK MARKET INFORMATION

Corporate Profile

FSF Financial Corp. (the "Corporation") is the holding company for First Federal fsb ("First Federal") and Insurance Planners. Insurance Planners is an independent property and casualty insurance agency located in Hutchinson, Minnesota. Additionally, on November 17, 1998, the Corporation acquired Homeowners Mortgage Corporation ("HMC"), a mortgage banking company located in Vadnais Heights, Minnesota. As of June 1, 2000, HMC became an operation subsidiary of First Federal (the "Bank") following regulatory approval. Since becoming an operating subsidiary of the Bank, HMC has become an integral part of the residential construction lending function. The terms "First Federal", "Bank" and "HMC" are synonymous when used in conjunction with residential lending and residential construction lending.

First Federal's business consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds to make a variety of loans. The Federal Deposit Insurance Corporation, subject to applicable limits, insures deposits with First Federal. At September 30, 2002, First Federal operated 12 retail-banking offices in Minnesota.

Stock Market Information

Since its issuance in October 1994, the Corporation's common stock has been traded on the NASDAQ National Market. The daily stock quotation for FSF Financial Corp. is listed in the NASDAQ National Market published in The Wall Street Journal, the St Paul Pioneer Press and Dispatch and other leading newspapers under the trading symbol of "FFHH". For a listing of the stock price as published by the NASDAQ statistical report, see "Selected Quarterly Financial Data."

The number of stockholders of record of common stock as of the record date of November 30, 2002, were approximately 511. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At November 29, 2002, there were 2,303,514 shares issued and outstanding.

The Corporation's ability to pay dividends to stockholders is dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form or (2) the regulatory capital requirements imposed by the OTS.

SELECTED FINANCIAL AND OATHER DATA FOR FSF FINANCIAL CORP.

Financial Condition (dollars in thousands)

Year Ended September 30,	2002	2001	2000	1999	1998
Total assets	$ 532,160	$ 473,631	$ 466,515	$ 418,094	$ 416,232
Loans held for sale	29,242	12,082	3,191	5,334	2,672
Loans receivable, net	382,690	340,484	341,813	278,290	280,603
Mortgage-backed securities held to maturity	20,679	25,731	26,986	27,587	36,418
Mortgage-backed securities available for sale	29,196	27,481	15,369	15,979	16,574
Debt securities held to maturity	12,447	12,420	18,393	19,937	24,412
Debt securities available for sale	-	3,055	12,728	12,794	3,010
Equity securities available for sale	12,046	12,021	12,321	12,909	13,084
Cash and cash equivalents (1)	14,615	12,594	8,482	19,265	22,597
Savings deposits	381,924	312,541	294,823	231,651	226,542
Other borrowings	98,000	113,500	127,500	140,967	144,177
Stockholders' equity	45,881	41,941	39,765	42,325	42,518

Summary of Operations (dollars in thousands)

Year Ended September 30,	2002	2001	2000	1999	1998
Interest income	$ 35,174	$ 35,310	$ 32,877	$ 29,420	$ 29,981
Interest expense	17,248	21,900	19,753	18,198	18,499
Net interest income	17,926	13,410	13,124	11,222	11,482
Provision for loan losses	811	1,077	216	456	302
Non-interest income	8,975	6,599	4,825	5,259	2,269
Non-interest expense	16,131	12,815	11,979	11,826	8,395
Net income	6,032	3,733	3,504	2,505	3,030

Other Selected Data

Year Ended September 30,	2002	2001	2000	1999	1998
Return on average assets	1.18%	0.80%	0.81%	0.59%	0.74%
Return on average equity	13.69%	9.09%	8.54%	5.74%	6.94%
Average equity to average assets	8.62%	8.86%	9.49%	10.26%	10.70%
Net interest rate spread (2)	3.53%	2.77%	2.93%	2.39%	2.44%
Non-performing assets to total assets	0.94%	0.65%	0.28%	0.13%	0.19%
Allowance for loan losses to net loans	0.41%	0.44%	0.44%	0.48%	0.36%
Basic earnings per share	$ 2.77	$ 1.68	$ 1.46	$ 0.94	$ 1.14
Diluted earnings per share	$ 2.63	$ 1.61	$ 1.43	$ 0.90	$ 1.05
Cash dividends declared per share	$ 1.00	$ 0.60	$ 0.50	$ 0.50	$ 0.50
Dividend payout ratio	36.02%	34.90%	34.40%	53.10%	44.80%

1. Consists of cash due from banks, interest-bearing deposits and other investments with original maturities of less than three months.
2. Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

FSF
FINANCIAL
CORP.
201 Main Street South • Hutchinson, MN 55350-2573 • Tele. 320-234-4500 • Fax 320-234-4542

To Our Shareholders:

We are pleased with FSF Financial's financial performance during the past year and would like to provide you with some of the significant accomplishments and highlights.

FSF Financial's net income and earnings per share reached a record level. Net income of just over $6 million represented a $2.3 million increase over the level achieved in fiscal 2001, an increase of more than 38%. Diluted earnings per share increased from $1.61 last year to $2.63 in fiscal 2002, an increase of more than 63%. We believe that these measures are significant for two important reasons. First, the performance helps validate our operating strategy, as noted below. Second, the results provide you, our shareholders, with returns that compare favorably with other financial institutions.

Return on Assets increased from .80% last year to 1.18% in fiscal 2002. Return on Equity for the year was 13.69%, an increase of more than 50% over the level of last year.

Our residential construction lending continues to be expanded. During the last year we originated more than $233.7 million of residential construction loans. The majority of those loans were made to the owner-occupant of the home. The loans are short-term (maturing in one year or less), provide interest earnings at rates that are generally above market-rates, and when the construction is completed the majority of the loans are modified and sold into the secondary market. This segment of our lending portfolio provides interest income during the construction phase of the mortgage and provides additional income when the loan is sold into the secondary market. We believe that this market segment may be underserved and that it provides a sustainable source of future income that may not be as sensitive to interest rate increases as other types of lending.

We continue to expand our deposit base. The acquisition of our twelfth banking office in St. Cloud in November 2001, accounted for approximately $50 million of the growth in deposits. Deposits increased by more than $69 million during the year and as a result we were able to decrease our borrowed money.

Subsequent to year-end, we announced the introduction of our on-line banking product. We are excited about the prospects and possibilities for internet banking and are equally pleased that we have been able to provide a solution that should prove to be cost-effective to our customers and shareholders, alike.

Book value of the Company increased from $19.30 at September 30, 2001 to $20.79 this year. In October 2001, your Board of Directors announced an increase in the quarterly dividend of $.10 to $0.25. In October 2002, the quarterly dividend was increased another $0.05 to $0.30.

Insurance Planners, Homeowners Mortgage Corporation and Firstate Investments, FSF Financial Corp.'s family of companies, continue to provide high-quality products and services, which complement and supplement the offerings of the Bank, and contribute to the continued profitability of our Company.

Thank you for your confidence and investment in FSF Financial Corp. We hope that you are using some of our many products and services. If not, please consider doing so. Our best sales people are our satisfied customers.

Sincerely,

Donald A. Glas
Co-Chair/Chief Executive Officer

George B. Loban
Co-Chair/President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects" and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of integrating newly acquired businesses, the ability to control costs and expenses and general economic conditions. FSF Financial Corp. undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

The Corporation does not engage in any active business. The earnings of the Corporation depend primarily on the Bank's net interest income, and to a lesser extent, income from its wholly owned subsidiary Insurance Planners. Net interest income is affected by the interest rates that the Bank receives from its loans and investments and by the interest rates that the Bank must pay for its sources of funds. The difference between the average rate of interest earned on assets and the average rate paid on liabilities is the "interest rate spread". When interest-earning assets equal or exceed interest-bearing liabilities, any positive interest rate spread will produce net interest income. The Bank's interest income has been impacted by the level of construction loans outstanding. The Bank originates construction loans and all construction loans are closed in the Bank's name, administered and monitored by Bank personnel.

In addition, the Bank receives income from service charges on deposit accounts, other service charges and fees, commission income and income from the sale of loans to the secondary market. When construction loans are complete, a modification agreement is executed and the loan is sold in the secondary market, any gain on sale appears on the Bank's income statement. The Bank incurs expenses in addition to interest expense in the form of salaries and benefits, deposit insurance, property operations and maintenance, advertising and other related business expenses.

Earnings of the Bank are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies and regulations of various regulatory authorities.

Asset/Liability Management

The Bank, like other financial institutions, is vulnerable to changes in interest rates to the extent that interest-bearing liabilities mature differently than interest-earning assets. The lending activities of the Bank have emphasized the origination of loans, the majority of which have a repricing term that is substantially shorter than their amortization term and the source of funds has been deposits and borrowings. Having interest-earning assets that reprice more frequently than interest-bearing liabilities is generally beneficial to net interest income during periods of increasing interest rates, such an asset/liability mismatch is generally detrimental during periods of declining interest rates.

In an attempt to manage its exposure to changes in interest rates, management closely monitors interest rate risk. Management meets at least quarterly to review the interest rate risk position and projected profitability of the Bank. In addition, management reviews the Bank's portfolio, formulates investment strategies and oversees the timing and implementation of transactions to assure attainment of the Bank's objectives in the most effective manner. The Board of Directors reviews, on a quarterly basis, the Bank's asset/liability position, including simulations of the effect of various interest rate scenarios on the Bank's capital.

Depending on the relationship between long-term and short-term interest rates, market conditions and consumer preferences, the Bank may place more emphasis on managing net interest margin rather than matching the interest rate sensitivity of its assets and liabilities in an effort to enhance net interest income. Management believes that the increased net interest income resulting from a mismatch in the maturity of its asset and liability portfolios can provide high enough returns to justify the increased exposure to sudden and unexpected changes in interest rates.

Management attempts to reduce the Bank's interest rate risk by the way it structures its assets and liabilities. The Bank sells all fixed-rate residential mortgages and retains for its portfolio residential mortgages with either adjustable interest rates or balloon provisions. These loans provide the Bank with a repricing time frame that is substantially shorter than the contractual term. During the 2002 fiscal year, the Bank originated $370,000 of single family mortgage loans that have initial fixed rates for terms of one to ten years and then adjust annually off a treasury index thereafter. The Bank also originated $570,000 of single family mortgage loans that have a balloon payment due in three to seven years. Originations of construction and land development loans, which generally have a contractual maturity of two years or less, totaled $151.0 million. At September 30, 2002, the Bank had outstanding, $180.1 million of real estate mortgages that were adjustable rate, balloon or construction and land development loans, representing 47.1% of net loans and 33.8% of total assets.

Interest rate sensitivity is the result of differences in the amounts and repricing dates of rate sensitive assets and rate sensitive liabilities. These differences, or interest rate repricing "GAP," provide an indication of the extent to which the net interest income is affected by future changes in interest rates. A GAP is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A GAP is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. Conversely, during a period of rising interest rates, a negative GAP would tend to result in a decrease in net interest income, while a positive GAP would tend to result in an increase in net interest income.

The table that follows sets forth the amounts of interest-earning assets and interest bearing liabilities at September 30, 2002, which are expected to reprice or mature in each of the future time periods shown.

Analysis of Repricing Mechanisms

	Within One Year	Over One to Five Years	Over Five to Ten Years	Over Ten Years	Total
			(Dollars in Thousands)		
Interest-earning assets:					
Mortgage loans	$209,055	$ 46,567	$ 9,919	$ 14,822	$280,363
Other loans	95,987	32,355	5,325	418	134,085
Investment securities	65,069	4,169	2,009	20,064	91,311
Total interest-earning assets	370,111	83,091	17,253	35,304	505,759
Interest bearing liabilities:					
Non-interest bearing deposits	26,387	-	-	-	26,387
NOW and Super NOW accounts	26,083	-	-	-	26,083
Savings accounts	89,037	-	-	-	89,037
Money market deposits accounts	10,217	-	-	-	10,217
Certificates	162,985	60,762	6,453	-	230,200
Other borrowed money	10,000	26,000	62,000	-	98,000
Total interest-bearing liabilities	324,709	86,762	68,453	-	479,924
Interest sensitivity gap	$ 45,402	$ (3,671)	$ (51,200)	$ 35,304	$ 25,835
Cumulative interest sensitivity gap	$ 45,402	$ 41,731	$ (9,469)	$ 25,835	
Cumulative ratio of interest-earning assets to interest-bearing liabilities	1.14%	1.10%	0.98%	1.05%	
Cumulative ratio of cumulative interest sensitivity gap to total assets	8.52%	7.83%	-1.78%	4.85%	

The previous table above indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The following assumptions have been used in calculating the values in the table: adjustable rate and balloon loans have a constant prepayment rate of 6.0%, mortgages held for sale are all set to reprice in three years or less, while remaining mortgages have prepayment rates ranging from 4.0% to 10.0%. Consumer loans have a prepayment rate that is constant over time at 19.0%, NOW checking, core savings deposits and money market deposits have an increasing decay rate ranging from 6.0% to 30.0%. Management utilizes its own assumptions and feels that these assumptions provide a reasonable estimate of actual experience.

Certain shortcomings are inherent in the method of analysis presented in the previous table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis over the life of the assets. Further, in the event of a change in interest rates, prepayment levels and decay rates on core deposits may deviate significantly from those assumed in calculating the table.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in market prices and rates. The Bank's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and deposit taking. Interest rate risk is the risk that changes in market interest rates might adversely affect the Bank's net interest income or the economic value of its portfolio of assets, liabilities and off-balance sheet contracts. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Bank's primary market risk exposures and how those exposures are managed in fiscal 2002 have changed when compared to fiscal 2001. Market risk limits have been established by the Board of Directors based on the Bank's tolerance for risk.

The Bank primarily relies on its Net Portfolio Value Model (the "Model") to measure its susceptibility to interest rate changes. Net portfolio value ("NPV") is defined as the present value of expected cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus or minus the present value of net expected cash flows from existing off-balance sheet contracts. The Bank does not currently own any derivative financial instruments whose values are determined from underlying instruments or market indices and whose notional or contractual amounts would not be recognized in the financial statements. The Model estimates the current economic value of each type of asset, liability and off-balance sheet contract after various assumed instantaneous, parallel shifts in the Treasury yield curve both upward and downward.

The NPV Model uses an option based pricing approach to value one-to-four family mortgages, mortgages serviced by others and firm commitments to buy, sell or originate mortgages. This approach makes use of an interest rate simulation program to generate numerous random interest rate paths that, in conjunction with a prepayment model, are used to estimate mortgage cash flows. Prepayment options and interest rate caps and floors contained in mortgages and mortgage related securities introduce significant uncertainty in estimating the timing of cash flows for these instruments that warrants the use of this sophisticated methodology. All other financial instruments are valued using a static discounted cash flow method. Under this approach, the present value is determined by discounting the cash flows the instrument is expected to generate by the yields currently available to investors from an instrument of comparable risk and duration.

The following table sets forth the present value estimates of the Bank at September 30, 2002, as calculated by the NPV Model. The table shows the NPV of the Bank under rate shock scenarios of -300 to +300 basis points (bp) in increments of 100. As market rates increase, the market value of the Bank's large portfolio of mortgage loans and securities declines significantly and prepayments are slow. As rates decrease, the market value of mortgage loans and securities increase only modestly due to prepayment risk, periodic rate caps and other embedded options. Actual changes in market value will differ from estimated changes set forth in this table due to various risks and uncertainties.

Changes in Interest Rates in Basis Points (Rate Shock)	Net Portfolio Change			NPV as % of Assets	
	$ Amount	$ Change	Change %	NPV Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 41,269	$ (3,094)	(6.97) %	7.74 %	(44) bp
+200 bp	42,233	(2,130)	(4.80)	7.87	(31) bp
+100 bp	43,261	(1,102)	(2.48)	8.02	(16) bp
0 bp	44,363	-	-	8.18	-
-100 bp	45,548	1,185	2.67	8.35	17 bp
-200 bp	46,826	2,463	5.55	8.53	35 bp
-300 bp	48,212	3,849	8.68	8.73	55 bp

This table shows that the Bank's economic value of equity would decrease with rising interest rates while increasing with falling interest rates. However, computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan repayments and deposit runoffs and may not be indicative of actual results. The computations do not reflect any actions the Bank may undertake in response to changes in interest rates because management cannot always predict future interest rates or their effect on the Bank. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market area interest rates. Additionally, certain assets, such as adjustable rate loans, have features that restrict changes in interest rates during the initial term and over the remaining life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in the table. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of an interest rate increase.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the Corporation during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rates (changes in rate multiplied by old average volume), (2) changes in volume (changes in average volume multiplied by old rate) and (3) total changes in rate/volume. The combined effects of changes in both volume and rate that cannot be separately identified have been allocated proportionately to the change due to volume and the change due to rate.

	Increase (Decrease) Due To			
	Rate	Volume	Rate/Volume	Total
Year Ended September 30, 2002 vs 2001:		(In Thousands)		
Interest income:				
Loans Receivable	$ (2,458)	$ 3,492	$ (281)	$ 753
Mortgage-backed securities	(281)	356	(40)	35
Investment securities	(877)	(81)	34	(924)
Total change in interest income	(3,616)	3,767	(287)	(136)
Interest expense:				
Savings accounts	(5,327)	3,058	(1,079)	(3,348)
FHLB Borrowings	(327)	(1,032)	55	(1,304)
Total change in interest expense	(5,654)	2,026	(1,024)	(4,652)
Net change in net interest income	$ 2,038	$ 1,741	$ 737	$ 4,516

	Rate	Volume	Rate/Volume	Total
Year Ended September 30, 2001 vs 2000:		(In Thousands)		
Interest income:				
Loans Receivable	$ 348	$ 3,147	$ 44	$ 3,539
Mortgage-backed securities	(356)	96	(13)	(273)
Investment securities	(506)	(393)	66	(833)
Total change in interest income	(514)	2,850	97	2,433
Interest expense:				
Savings accounts	734	2,312	172	3,218
FHLB Borrowings	134	(1,198)	(7)	(1,071)
Total change in interest expense	868	1,114	165	2,147
Net change in net interest income	$ (1,382)	$ 1,736	$ (68)	$ 286

Average Balances

The following table sets forth information relating to the Corporation's average yield on assets and average cost of liabilities for the periods indicated. The yields and costs are computed by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities for the periods indicated. Average balances are derived from daily balances.

	Years Ended September 30,								
	2002			2001			2000		
	Average Balance	Income/ Expense	Average Yield/ Cost	Average Balance	Income/ Expense	Average Yield/ Cost	Average Balance	Income/ Expense	Average Yield/ Cost
Interest Earning Assets	(in thousands)			(in thousands)			(In thousands)		
Loans receivable (1)	$ 383,892	$ 31,389	8.18%	$ 344,470	$ 30,636	8.89%	$ 308,721	$ 27,097	8.78%
Mortgage-backed securities	51,415	2,430	4.72%	44,791	2,395	5.35%	43,224	2,668	6.17%
Investment securities (2)	48,519	1,355	2.79%	50,262	2,279	4.53%	57,508	3,112	5.41%
Total interest earning assets	483,826	35,174	7.27%	439,523	35,310	8.03%	409,453	32,877	8.03%
Interest Bearing Liabilities									
NOW and money market accounts	$ 56,294	411	0.73%	$ 35,305	266	0.75%	$ 33,727	259	0.77%
Passbook savings	92,974	1,585	1.70%	87,064	3,491	4.01%	73,422	3,110	4.24%
Certificates of deposit	211,294	9,482	4.49%	176,336	11,069	6.28%	141,686	8,239	5.81%
Total deposits	360,562	11,478	3.18%	298,705	14,826	4.96%	248,835	11,608	4.66%
FHLB advances and other borrowed funds	100,871	5,770	5.72%	117,957	7,074	5.99%	138,213	8,145	5.89%
Total interest bearing liabilities	461,433	17,248	3.74%	416,662	21,900	5.26%	387,048	19,753	5.10%
Net Interest Income		$ 17,926			$ 13,410			$ 13,124	
Net Interest Rate Spread (3)			3.53%			2.77%			2.93%
Net Interest Rate Margin (4)			3.70%			3.05%			3.21%
Ratio of average interest earning assets to average interest bearing liabilities	1.05x			1.05x			1.06x		

1. Average balances include non-accrual loans and loans held for sale.
2. Includes interest-bearing deposits in other financial institutions.
3. Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
4. Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in Financial Condition

General
Total assets increased from $473.6 million at September 30, 2001, to $532.2 million at September 30, 2002. This increase of $58.4 million was mainly the result of an increase in loans held for sale, an increase in construction loans outstanding and loans receivable from the ING Bank branch acquisition (see Note 2 of the Notes to audited Consolidated Financial Statements). The Bank has continued to experience good demand for loans and supplemented the internal loan origination of $481.0 million with purchases of other loans totaling $19.3 million that met the interest rate risk and credit risk criteria established by management.

Securities Available for Sale
Equity securities increased by $25,000 due an increase in the market value of fund investments. Mortgage-backed and related securities available for sale increased by $1.7 million during the 2002 fiscal year as a result of an additional security purchased and an increase in market value. Debt securities available for sale decreased $3.1 million due to maturities. The net unrealized losses on securities available for sale decreased from $567,000 at September 30, 2001 to $123,000 at September 30, 2002. This decrease was primarily due to the market rate of interest decreasing as compared to the contractual rate of interest.

Securities Held to Maturity
Debt securities held to maturity remained the same at $12.4 million. Mortgage-backed securities held to maturity decreased from $25.7 million to $20.7 million during fiscal 2002, due to principal repayments. The net unrealized gain on securities held to maturity was $748,000, at September 30, 2002. At September 30, 2001, held to maturity securities had a net unrealized loss of $75,000. The improvement was a result of a decline in the market rate of interest as compared to the contractual rate of interest on the securities.

Loans Held for Sale
Net loans held for sale increased from $12.1 million at September 30, 2001 to $29.2 million at September 30, 2002. The Bank had firm commitments to sell these loans held for sale that were closed by September 30, 2002.

Loans Receivable
Net loans receivable increased from $340.5 million at September 30, 2001 to $382.7 million at September 30, 2002. This increase of $42.2 million was a result of increases in other real estate mortgages totaling $8.6 million, net construction loans totaling $68.1 million and agricultural loans in the amount of $6.2 million, partially offset by a decline in one-to-four family loans of $27.3 million and consumer and commercial loans of $15.3 million. As part of the acquisition of the ING branch, the Bank purchased $2.6 million of consumer loans and $26.2 million in commercial and commercial real estate loans at a premium of $316,000.

The composition of the loans originated were indicative of the change in the Corporation's loan portfolio. During the last five years, one-to-four family residential mortgages decreased from 55.1% of all loans to 11.1%. The interest rate risk profile of residential mortgages causes the Bank to sell the majority of such loans in the secondary market. The diversification of the loan portfolio helped to mitigate the impact of interest rate reductions on the average yield in the loan portfolio, which decreased to 8.18% for the year ended September 30, 2002, as compared to 8.89% in the prior year. While this yield decreased 71 basis points, the cost of certificates of deposit decreased by 178 basis points, which may be more indicative of interest rate movements. See "Average Balances" on page 9.

Deposits
Deposits, after interest credited, excluding the ING branch acquisition, increased from $312.5 million at September 30, 2001 to $332.2 million at September 30, 2002, an increase of $19.7 million. Overall cost of funds on deposits during the period decreased 178 basis points (100 basis points equals 1%) as the Bank attempted to maintain deposit rates consistent with market place competitors. Demand deposits increased $ 2.7 million or 6.6% from September 30, 2001 to September 30, 2002. Savings account balances decreased $10.6 million during the same period, while certificates of deposit increased $27.6 million. As part of the ING branch acquisition, the Bank assumed $19.3 million in demand deposits, $6.2 million in savings accounts and $24.2 million in certificates of deposit, at a discount of $416,000. The Bank also recorded $794,000 of core deposit intangibles in this transaction. The Bank utilized this

increase in deposits to fund the continued loan growth and reduce Federal Home Loan Bank ("FHLB") borrowings. Borrowings decreased by $15.5 million dollars during fiscal 2002 due to principal payments. The Bank was able to fund lending and investments with loan repayments and deposit growth.

Stockholders' Equity
At September 30, 2002, total stockholders' equity increased $3.9 million to $45.9 million from $41.9 million at September 30, 2001. The increase was primarily due to net income of $6 million during the period coupled with an increase in accumulated comprehensive income offset by stock repurchases and dividends paid.

Accumulated other comprehensive income increased as a result of changes in the net unrealized (loss) on the available for sale securities due to fluctuations in interest rates. Pursuant to generally accepted accounting principles, securities available for sale are recorded at current market value and net unrealized gains or losses on such securities are excluded from current earnings and reported net of income taxes as part of comprehensive income, until realized. Because of interest rate volatility, the Corporation's accumulated other comprehensive income could materially fluctuate for each interim period and year-end. Unrealized losses on investment securities available for sale will not affect the Corporation's net income until the securities are sold.

Comparison of Years Ended September 30, 2002 and 2001

Net Income
Net income increased to $6.0 million for the year ended September 30, 2002, from $3.7 million for the year ended September 30, 2001. The increase was primarily due to an increase in non-interest income of $2.4 million and an increase in net interest income of $4.5 million less an increase in non-interest expense of $3.3 million.

Interest Income
Total interest income decreased to $35.2 million for the year ended September 30, 2002, from $35.3 million for the year ended September 30, 2001. Interest income on loans increased by $753,000 from $30.6 million for the year ended September 30, 2001, to $31.4 million for the year ended September 30, 2002. This was a result of a $39.4 million increase in the average balance of loans receivable from $344.5 million at September 30, 2001, to $383.8 million at September 30, 2002. The average yield decreased from 8.89% at September 30, 2001, to 8.18% at September 30, 2002. Interest income on mortgage-backed securities increased $35,000 from September 30, 2001 to September 30, 2002. The average balance of investment securities decreased by $1.7 million during the fiscal year and the yield decreased from 4.53% to 2.79%. The yield on interest-earning assets decreased from 8.03% at September 30, 2001 to 7.27% at September 30, 2002. Interest income increased by $3.8 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $3.6 million and the rate/volume change decreased interest income by $287,000. Details are contained in the tables at pages 8 and 9.

Interest Expense
Total interest expense decreased to $17.2 million for the 2002 fiscal year from $21.9 million for the 2001 fiscal year, as the average balance of total interest-bearing liabilities increased $61.9 million and the average cost of funds decreased 178 basis points. The increased cost of deposits attendant to the growth of balances was approximately $3.1 million, while the decrease associated with a change in interest rates was approximately $5.3 million. The cost associated with interest-bearing deposits decreased from 4.96% for the year ended September 30, 2001 to 3.18% for the same period ended September 30, 2002. The cost associated with borrowed funds decreased to 5.72% for fiscal 2002 as compared to 5.99% for fiscal 2001. $327,000 of the decrease in the cost of borrowed funds was a result of decreases in rates, while decreased volumes reduced interest expense by $1.0 million and $55,000 of the increase was rate/volume related. Details are contained in the tables at pages 8 and 9.

Net Interest Income
Net interest income increased $4.5 million during the 2002 fiscal year. Changes in interest rates caused an increase in net income of $2.0 million, volumes accounted for an increase in net interest income of $1.7 million and rate/volume differences increased $737,000.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level which is considered by management to be adequate to absorb inherent losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision decreased from $1.1 million for the year ended September 30, 2001 to $811,000 for the year ended September 30, 2002. Included in the Bank's loan loss provision for September 30, 2001 was a $716,000 charge in regard to an agricultural loan. See- "Comparison of the years ended September 30, 2001 and 2000, Provision for Loan Losses". The Bank's allowance for loan losses was $1.7 million at September 30, 2002. The allowance for loan losses represents 0.41% of net loans outstanding and 33.8% of total non-performing assets.

A loan is impaired when, based on current information and events, the Bank will be unable to collect all amounts contractually due under a loan agreement. When a loan is determined to be impaired, a valuation allowance is established based upon the difference between investment in the loan and the fair value of the collateral securing the loan. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Non-interest Income
Total non-interest income increased by $2.4 million to $9.0 million for the year ended September 30, 2002 from $6.6 million for the year ended September 30, 2001. Gains on loans sold increased from $2.5 million for fiscal year 2001 to $4.3 million for fiscal year 2002 and other service charges and fees increased from $979,000 for the year ended September 20, 2001 to $1.4 million for the year ended September 30, 2002, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $216,000 due to a combination of an increase in the number of accounts and an increase in fees.

Non-interest Expense
Total non-interest expense increased from $12.8 million for the year ended September 30, 2001 to $16.1 million for the year ended September 30, 2002. Compensation and benefits increased $1.8 million, as a result of the acquisition of the St. Cloud office and higher indirect administrative costs related to the higher levels of construction lending activities and merit increases. Occupancy and equipment expense decreased $8,000 while deposit insurance premiums increased $4,000. Professional fees increased from $401,000 for fiscal year 2001 to $524,000 for fiscal year 2002. The increase is due to expenses incurred relating to evaluations required with the St. Cloud acquisition, an increased reliance on consultants, where appropriate, and general increases. Data processing increased $147,000 to $901,000 for the period ended September 30, 2002, partially due to the St. Cloud acquisition and partially due to the delivery of additional data processing related services to our customer base. Other operating expenses increased as a result of goodwill and core deposit intangibles associated with the ING acquisition, increased indirect expenses related to the higher levels of construction lending activities and communication and other costs associated with the integration of an additional branch location.

Income Tax Expense
Income tax expense increased $1.5 million for the year ended September 30, 2002 to $3.9 million. This increase was primarily due to a gain in pre-tax income of $3.8 million.

Comparison of Years Ended September 30, 2001 and 2000

Net Income
Net income increased to $3.7 million for the year ended September 30, 2001, from $3.5 million for the year ended September 30, 2000. The increase was primarily due to an increase in non-interest income of $1.8 million.

Interest Income
Total interest income increased $2.4 million to $35.3 million for the year ended September 30, 2001, from $32.9 million for the year ended September 30, 2000. Interest income on loans increased by $3.5 million

from $27.1 million for the year ended September 30, 2000, to $30.6 million for the year ended September 30, 2001. This was a result of a $35.7 million increase in the average balance of loans receivable from $308.7 million at September 30, 2000, to $344.4 million at September 30, 2001. Furthermore, the average yield increased from 8.78% at September 30, 2000, to 8.89% at September 30, 2001. Interest income on mortgage-backed securities decreased from $2.7 million for the year ended September 30, 2000, to $2.4 million for the year ended September 30, 2001. The decrease was primarily the result of a decrease in average rate from 6.17% for the 2000 fiscal year to 5.35% for the 2001 fiscal year. The average balance of investment securities decreased by $7.2 million during the fiscal year and the yield decreased from 5.41% to 4.53%. The yield on interest-earning assets remained the same at 8.03% for the years compared. Interest income increased by $2.9 million as a result of increased volume during the year while the changes in rates caused interest income to decrease by $514,000 and the rate/volume change increased interest income by $97,000. Details are contained in the tables at pages 8 and 9.

Interest Expense
Total interest expense increased to $21.9 million for the 2001 fiscal year from $19.8 million for the 2000 fiscal year, as the average balance of total interest-bearing liabilities and the average cost of funds increased. The increased cost of deposits attendant to the growth of balances was approximately $2.3 million, while the increase associated with a change in interest rates was approximately $734,000. The cost associated with interest-bearing deposits increased from 4.66% for the year ended September 30, 2000 to 4.96% for the same period ended September 30, 2001. The cost associated with borrowed funds increased to 5.99% for fiscal 2001 as compared to 5.89% for fiscal 2000. $134,000 of the increase in the cost of borrowed funds was a result of increases in rates, while decreased volumes reduced interest expense by $1.2 million and $7,000 of the decrease was rate/volume related. Details are contained in the tables at pages 8 and 9.

Net Interest Income
Net interest income increased $286,000 during the 2001 fiscal year. Changes in interest rates caused a decrease in net interest income of $1.4 million, volumes accounted for an increase in net interest income of $1.7 million and rate/volume differences decreased net interest income $68,000.

Provision For Loan Losses
The allowance for losses on loans is maintained at a level which is considered by management to be adequate to absorb inherent losses on existing loans that may become uncollectible based on an evaluation of the collectibility, prior loss experience and market conditions. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. The allowance for loan losses is established through a provision for loan losses charged to expense.

The Bank's loan loss provision increased from $216,000 for the year ended September 30, 2000 to $1.1 million for the year ended September 30, 2001. The Bank's allowance for loan losses was $1.5 million at September 30, 2001. The allowance for loan losses represents 0.44% of net loans outstanding and 50.0% of total non-performing assets. During the fiscal year ended September 30, 2001, an agricultural loan in the Bank's loan portfolio experienced deterioration. A large portion of the loan was collateralized by stored corn, which due to the weather conditions caused spoilage to the corn. Management determined that the loan was impaired and recognized a $716,000 charge to earnings.

A loan is impaired when, based on current information and events, the Bank will be unable to collect all amounts contractually due under a loan agreement. When a loan is determined to be impaired, a valuation allowance is established based upon the difference between investment in the loan and the fair value of the collateral securing the loan. While the Bank maintains its allowance for loan losses at a level which it considers to be adequate, there can be no assurance that further additions will not be made to the loss allowances or that such losses will not exceed the estimated amounts.

Non-interest Income
Total non-interest income increased by $1.8 million to $6.6 million for the year ended September 30, 2001 from $4.8 million for the year ended September 30, 2000. Gains on loans sold increased from $1.2 million for fiscal year 2000 to $2.5 million for fiscal year 2001. Other service charges and fees increased from $765,000 for the year ended September 20, 2000 to $979,000 for the year ended September 30, 2001, primarily due to declining interest rates that helped boost the purchase and refinance markets. Service charges on deposit accounts increased $289,000 during the periods compared due to a combination of

an increase in the number of accounts affected and an increase in the fees associated with deposit accounts.

Non-interest Expense
Total non-interest expense increased 6.7% to $12.8 million for the year ended September 30, 2001, from $12.0 million for the year ended September 30, 2000. Compensation and benefits increased $473,000 from $7.2 million for fiscal 2000 to $7.7 million for fiscal 2001. Occupancy and equipment expense increased $109,000, while deposit insurance premiums decreased $14,000. Professional fees increased from $378,000 for fiscal year 2000 to $401,000 for fiscal year 2001. Data processing increased $65,000 to $754,000 for the period ended September 30, 2001.

Income Tax Expense
Income tax expense increased $134,000 for the year ended September 30, 2001 to $2.4 million for the year ended September 30, 2000. The increase was primarily due to a gain in pre-tax income of $363,000.

Liquidity and Capital Resources

The liquidity of a Corporation reflects its ability to provide funds to meet loan requests, accommodate possible outflows in deposits and take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows and management of interest rate fluctuations require a continuous analysis in order to match the maturities of specific categories of short term loans and investments with specific types of deposits and borrowings. The Corporation's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The primary sources of cash were net income and cash derived from investing activities.

Operating activities used cash of $8.6 million during the year ended September 30, 2002. Operating activities used cash of $3.0 million and provided cash of $6.9 million during the years ended September 30, 2001 and 2000, respectively. In fiscal 2002, the cash flow in operating activities was influenced primarily by the change in loans held for sale and other assets and liabilities.

Investing activities provided $9.4 million during the year ended September 30, 2002 and provided $6.9 million and used $61.0 million during the years ended September 30, 2001 and 2000. The primary activity of the Bank is originating and purchasing loans and purchasing investment and mortgage-backed securities. The primary activity of HMC is originating and selling loans in the secondary mortgage market. During the years ended September 30, 2002, 2001 and 2000, the Corporation originated loans in the amount of $481.0 million, $348.0 million and $262.7 million. The net loan originations and principal payments on loans provided $4.6 million in 2002 and provided $25.9 million in 2001 and used $32.3 million in 2002 and 2000, respectively. The purchase of loans used $19.3 million, $27.3 million and $32.4 million in fiscal 2002, 2001 and 2000 and was largely comprised of commercial business loans that represented participation interests with other financial institutions. The Bank also sold a participation in a development loan in fiscal year 2001 for $1.6 million. Maturities, principal payments or the exercise of call provisions by the issuers of mortgage-backed securities held to maturity provided $5.1 million, $7.3 million and $2.2 million for the years ended September 30, 2002, 2001 and 2000. The purchase of investment securities available for sale used $3.0 million, $13.9 million and $50,000 and maturities or the exercise of call provision by the issuers of such securities provided $4.8 million, $13.3 million and $0 for the years ended September 30, 2002, 2001 and 2000. Other investment activities included the purchase of equipment and property improvements and the net cash received in the acquisition of the ING branch.

For the year ended September 30, 2002, $19.9 million in cash was provided as a result of an increase in deposits and net cash of $15.5 million was paid on FHLB advances. The purchase of treasury stock and dividends on common stock used $1.5 million and $2.2 million, respectively. During the fiscal year ended September 30, 2001, $17.7 million in cash was provided as a result of an increase in deposits and net cash of $14.0 million was paid on FHLB advances. The purchase of treasury stock used $2.5 million and dividends on common stock used $1.3 million during the 2001 fiscal year. Basic and diluted earnings per share for the year ended September 30, 2002, were $2.77 and $2.63, correspondingly. A portion of the earnings per share was a result of the purchase of treasury stock during the fiscal year. Financing activities provided $1.3 million during the year ended September 30, 2002 and provided $207,000 and $43.4 million in cash during the years ended September 30, 2001 and 2000.

The Bank's liquidity is a measure of its ability to fund loans, pay withdrawals of deposits and other cash outflows in an efficient and cost effective manner. The Bank's primary sources of funds are deposits and the scheduled amortization and prepayments of loan and mortgage-backed security principal. During the past several years the Bank has used such funds primarily to fund maturing time deposits, pay savings withdrawals, fund lending commitments, purchase new investments and increase liquidity. The Bank funds its operations internally and as needed with borrowed funds from the FHLB. As of September 30, 2002, such borrowed funds totaled $98.0 million. While loan repayments and maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition.

The amount of certificate accounts that are scheduled to mature during the twelve months ending September 30, 2003 is approximately $163.0 million. To the extent that these deposits do not remain at the Bank upon maturity, the Bank believes that it can replace these funds with deposits, current excess liquidity and FHLB advances or outside borrowings. It has been the Bank's experience that substantial portions of such maturing deposits remain at the Bank.

At September 30, 2002, the Bank had commitments to extend credit of $63.9 million. Funds required to fill these commitments are derived primarily from FHLB borrowings, current excess liquidity, deposit inflows, loan sales and loan and security repayments.

OTS regulations require the Bank to maintain core capital of 4.0% of assets, of which 2.0% must be tangible equity capital, excluding goodwill. The Bank is also required to maintain risk-based capital equal to 8.0% of total risk-based assets. The Bank's regulatory capital exceeded its tangible equity, tier 1 (risk-based), tier 1 (core) and risk-based capital requirements by 5.9%, 3.4%, 6.8% and 3.3%, respectively.

The Bank's risk-based capital increased from $37.2 million to $40.5 million during the year ended September 30, 2002. This was primarily due to the Bank's net earnings less the amount of a dividend paid by the Bank to the Corporation.

Management believes that under current regulations, the Bank will continue to meets its minimum capital requirements in the foreseeable future. Events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas in which the Bank operates could adversely affect future earnings and as a result, the ability of the Bank to meet its future minimum capital requirements.

Impact of Inflation and Changing Prices

The financial statements and related data have been prepared in accordance with generally accepted accounting principles. These require the measurement of financial position and operating results in terms of historical dollars, without consideration for changes in the relative purchasing power of money over time caused by inflation.

Unlike industrial companies, nearly all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, since goods and services are affected by inflation. In the current interest rate environment, liquidity and the maturity structure of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
FSF Financial Corp. and Subsidiaries
Hutchinson, MN

We have audited the accompanying consolidated statements of financial condition of FSF Financial Corp. and Subsidiaries (the Corporation) as of September 30, 2002 and 2001 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended September 30, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FSF Financial Corp. and Subsidiaries as of September 30, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the fiscal years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Larson, Allen, Weishair & Co., LLP
Austin, Minnesota
October 26, 2002

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (IN THOUSANDS, except shares)

	September 30, 2002	September 30, 2001
	(In thousands)	
ASSETS		
Cash and cash equivalents	$ 14,615	$ 12,594
Securities available for sale, at fair value:		
Equity securities	12,046	12,021
Mortgage-backed and related securities	29,196	27,481
Debt securities	-	3,055
Securities held to maturity, at amortized cost:		
Debt securities (Fair value of $13,150 and $12,490)	12,447	12,420
Mortgage-backed and related securities (Fair value of $20,724 and $25,586)	20,679	25,731
Restricted Stock	5,925	5,925
Loans held for sale	29,242	12,082
Loans receivable, net	382,690	340,484
Foreclosed real estate	122	126
Accrued interest receivable	4,436	4,777
Premises and equipment	6,005	5,439
Other assets	9,690	8,901
Goodwill	4,451	2,595
Core deposit intangible	616	-
Total assets	$ 532,160	$ 473,631
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Demand deposits	$ 62,687	$ 40,721
Savings accounts	89,037	93,428
Certificates of deposit	230,200	178,392
Total deposits	381,924	312,541
Federal Home Loan Bank borrowings	98,000	113,500
Advances from borrowers for taxes and insurance	352	497
Other liabilities	6,003	5,152
Total liabilities	486,279	431,690
Stockholders' equity:		
Serial preferred stock, no par value 5,000,000 shares authorized, no shares issued	-	-
Common stock, $.10 par value 10,000,000 shares authorized, 4,501,277 and 4,501,277 shares issued	450	450
Additional paid in capital	43,101	43,184
Retained earnings, substantially restricted	35,214	31,355
Treasury stock at cost (2,197,763 and 2,194,803 shares)	(31,621)	(31,146)
Unearned ESOP shares at cost (54,891 and 90,863 shares)	(549)	(909)
Unearned MSP stock grants at cost (42,164 and 42,564 shares)	(448)	(453)
Accumulated other comprehensive (loss)	(266)	(540)
Total stockholders' equity	45,881	41,941
Total liabilities and stockholders' equity	$ 532,160	$ 473,631

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (IN THOUSANDS, except per share amounts)

	Years Ended September 30,		
	2002	2001	2000
	(In thousands)		
Interest income:			
Loans receivable	$ 31,389	$ 30,636	$ 27,097
Mortgage-backed and related securities	2,430	2,395	2,668
Investment securities	1,355	2,279	3,112
Total interest income	35,174	35,310	32,877
Interest expense:			
Deposits	11,478	14,826	11,608
Borrowed funds	5,770	7,074	8,145
Total interest expense	17,248	21,900	19,753
Net interest income	17,926	13,410	13,124
Provision for loan losses	811	1,077	216
Net interest income after provision for loan losses	17,115	12,333	12,908
Non-interest income:			
Gain (loss) on loans- net	4,273	2,499	1,197
Other service charges and fees	1,384	979	765
Service charges on deposit accounts	1,767	1,551	1,262
Commission income	1,126	1,145	1,108
Other	425	425	493
Total non-interest income	8,975	6,599	4,825
Non-interest expense:			
Compensation and benefits	9,533	7,705	7,232
Occupancy and equipment	1,507	1,515	1,406
Deposit insurance premiums	61	57	71
Data processing	901	754	689
Professional fees	524	401	378
Other	3,605	2,383	2,203
Total non-interest expense	16,131	12,815	11,979
Income before provision for income taxes	9,959	6,117	5,754
Income tax expense	3,927	2,384	2,250
Net income	6,032	3,733	3,504
Basic earnings per share	$ 2.77	$ 1.68	$ 1.46
Diluted earnings per share	$ 2.63	$ 1.61	$ 1.43

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (IN THOUSANDS)

	2002	2001	2000
Net Income	$ 6,032	$ 3,733	$ 3,504
Other comprehensive income			
Unrealized gains (losses) on securities			
Unrealized holding gains (losses) arising during period	444	1,966	(736)
Tax benefit (expense)	(170)	(735)	278
Other comprehensive income (loss) after tax	274	1,231	(458)
Comprehensive income	$ 6,306	$ 4,964	$ 3,046

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (IN THOUSANDS, except per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings Substantially Restricted	Unallocated Common Stock Held by ESOP	Unearned Stock Acquired by MSP	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, September 30, 1999	$ 450	$ 43,292	$ 26,627	$ (1,628)	$ (528)	$ (24,575)	$ (1,313)	$ 42,325
Net earnings	-	-	3,504	-	-	-	-	3,504
Treasury stock acquired	-	-	-	-	-	(4,947)	-	(4,947)
Stock issued for options and compensation	-	-	-	-	-	18	-	18
Amortization of and tax on MSP shares	-	18	-	-	70	-	-	88
Common stock dividends								
($0.50 per share)	-	-	(1,206)	-	-	-	-	(1,206)
Allocated ESOP shares	-	81	-	360	-	-	-	441
Other comprehensive loss	-	-	-	-	-	-	(458)	(458)
Balance September 30, 2000	450	43,391	28,925	(1,268)	(458)	(29,504)	(1,771)	39,765
Net earnings	-	-	3,733	-	-	-	-	3,733
Treasury stock acquired	-	-	-	-	-	(2,488)	-	(2,488)
Stock issued for options and compensation	-	(330)	-	-	-	846	-	516
Amortization of and tax on MSP shares	-	5	-	-	5	-	-	10
Common stock dividends								
($0.60 per share)	-	-	(1,303)	-	-	-	-	(1,303)
Allocated ESOP shares	-	118	-	359	-	-	-	477
Other comprehensive income	-	-	-	-	-	-	1,231	1,231
Balance September 30, 2001	450	43,184	31,355	(909)	(453)	(31,146)	(540)	41,941
Net earnings	-	-	6,032	-	-	-	-	6,032
Treasury stock acquired	-	-	-	-	-	(1,496)	-	(1,496)
Stock issued for options and compensation	-	(246)	-	-	-	1,021	-	775
Amortization of and tax on MSP shares	-	-	-	-	5	-	-	5
Common stock dividends								
($1.00 per share)	-	-	(2,173)	-	-	-	-	(2,173)
Allocated ESOP shares	-	163	-	360	-	-	-	523
Other comprehensive income	-	-	-	-	-	-	274	274
Balance September 30, 2002	$ 450	$ 43,101	$ 35,214	$ (549)	$ (448)	$ (31,621)	$ (266)	$ 45,881

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended September 30,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 6,032	$ 3,733	$ 3,504
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation	730	658	603
Net amortization of discounts and premiums on securities held to maturity	(186)	(39)	(40)
Provision for loan losses	811	1,077	216
Net market value adjustment on ESOP shares	163	117	71
Amortization of ESOP and MSP stock compensation	460	445	451
Amortization of intangibles	444	118	118
Net gain on sale of assets	-	(30)	(126)
Net loan fees deferred and amortized	91	64	(203)
Loans originated for sale	(225,532)	(138,136)	(52,221)
Loans sold	208,371	129,245	54,364
(Increase) decrease in:			
Accrued interest receivable	434	(345)	(1,104)
Other assets	(678)	(649)	(435)
Increase (decrease) other liabilities	242	724	1,699
Net cash provided (used) by operating activities	(8,618)	(3,018)	6,897
Cash flows from investing activities:			
Loan originations and principal payments on loans, net	4,599	25,925	(32,349)
Purchase of loans	(19,298)	(27,337)	(32,417)
Loan participations sold	-	1,600	851
Principal payments on securities held to maturity	5,085	1,260	604
Purchase of securities available for sale	(2,992)	(13,938)	(50)
Proceeds from FHLB stock redeemed	-	450	1,038
Proceeds from maturities of securities available for sale	4,753	13,321	-
Proceeds from maturities of securities held to maturity	-	6,000	1,570
Investment in foreclosed real estate	(21)	(6)	(7)
Proceeds from sale of REO	175	231	428
Proceeds from sale of fixed assets	-	-	157
Purchase of ING Branch, net of deposits assumed	17,589	-	-
Purchase of equipment and property improvements	(530)	(583)	(872)
Net cash provided (used) by investing activities	$ 9,360	$ 6,923	$ (61,047)

The accompanying notes are an integral part of these statements.

FSF FINANCIAL CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS CONTINUED (IN THOUSANDS)

	Years Ended September 30,		
	2002	2001	2000
Cash flows from financing activities:			
Net increase in deposits	$ 19,912	$ 17,718	$ 63,176
FHLB Advances	10,000	26,000	88,000
Payments on FHLB Advances	(25,500)	(40,000)	(101,467)
Net short term borrowings	-	-	(200)
Net decrease in mortgage escrow funds	(146)	(160)	(12)
Treasury stock purchased	(1,496)	(2,488)	(4,947)
Dividends on common stock	(2,173)	(1,303)	(1,206)
Proceeds from exercise of stock options	682	440	23
Net cash provided by financing activities	1,279	207	43,367
Net increase (decrease) in cash and cash equivalents	2,021	4,112	(10,783)
Cash and cash equivalents:			
Beginning of year	12,594	8,482	19,265
End of period	$ 14,615	$ 12,594	$ 8,482
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest on advances and other borrowed money	$ 5,770	$ 7,074	$ 8,144
Interest on deposits	12,145	14,044	10,828
Income taxes	3,939	2,830	1,963
Supplemental schedule of non-cash investing and financing activities:			
Foreclosed real estate	$ 149	$ 339	$ 378

The accompanying notes are an integral part of these statements.

(1) Description of Business and Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of FSF Financial Corp. (the "Corporation") and its wholly owned subsidiaries, Insurance Planners of Hutchinson, Inc. (the "Agency") and First Federal fsb (the "Bank"). Firstate Services and Homeowners Mortgage Corporation ("HMC") are wholly owned subsidiaries of the Bank. All significant inter-company accounts and transactions have been eliminated in consolidated financial statements that have been prepared in conformity with accounting principles generally accepted in the United States of America.

Nature of Business
The Corporation is a holding company whose affiliated companies provide financial services. The Agency is a property and casualty insurance company. Firstate Services is an investment services company. The Bank is a community financial institution attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage, construction, consumer, commercial and agricultural loans. HMC, a mortgage banking entity, has become an integral part of the Bank's lending and fee income function. At September 30, 2002, the Bank operated 12 retail-banking offices in Minnesota. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies, therefore undergoing periodic examinations by those regulatory authorities.

Use of Estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Cash Equivalents (In thousands)
For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities of three months or less and money market funds to be cash equivalents. Cash and cash equivalents include interest-bearing deposits of $11,018 and $9,767 at September 30, 2002 and 2001, respectively.

Debt and Equity Securities
The Corporation classifies its investments, including marketable equity securities, mortgage-backed securities and mortgage related securities, in one of three categories:

Trading Account Securities
Securities held principally for resale in the near term are classified as trading account securities and recorded at their fair values. Unrealized gains and losses on trading account securities are included in other income. The Corporation did not hold any trading securities during the three fiscal years ended September 30, 2002.

Securities Held to Maturity
Debt securities, which the Corporation has the positive intent and ability to hold to maturity, are reported at cost and adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Unrealized losses on held to maturity securities reflecting a decline in value judged to be other than temporary are charged to income.

Securities Available for Sale
Available for sale securities consist of equity securities and certain debt securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of income taxes on available for sale securities, are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Any decision to sell available for sale securities would be based on various factors, including movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity demands, regulatory capital considerations and other similar factors. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Unrealized losses on available for sale securities reflecting a decline in value judged to be other than temporary are charged to income.

Restricted Stock
The Bank, as a member of the Federal Home Loan Bank System, is required to maintain an investment in capital stock of the Federal Home Loan Bank of Des Moines ("FHLB") in varying amounts based on balances of outstanding home loans and on amounts borrowed from the FHLB. Because no ready market exists for this stock and it has no quoted market value, the Bank's investment in this stock is carried at cost.

Loans Held for Sale
Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable
Loans receivable, that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal adjusted by any charge-off, the allowance for loan losses and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Discounts and premiums on purchased real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using the level yield method.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and current economic conditions. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the value of such loans is deemed to be less than the unpaid balance. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as a component of the provision for loan losses.

Uncollectible interest on loans that are contractually past due for three months is charged off or an allowance is established, based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued. Income is subsequently recognized only when cash payments are received and in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Loan origination fees and certain direct origination costs are capitalized with the net fee or cost recognized as an adjustment to interest income using the interest method.

Premises and Equipment
Land is carried at cost. Buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is being amortized using the straight-line method over the terms of the related leases. Net gains and losses on disposal or retirement of premises and equipment are included in other income.

Mortgage Loan Servicing Rights
The Bank has established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on the consistent application of the financial component approach. This approach requires the recognition of financial assets and servicing assets that are controlled by the Bank and the de-recognition of financial assets and liabilities when control is extinguished. Liabilities and derivatives incurred or obtained in conjunction with the transfer of financial assets are measured at fair value, if practicable. Servicing assets and other retained interest in transferred assets are measured by allocating the carrying amount between the assets sold and the interest retained, based on their relative fair value.

Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing revenues. Impairment of mortgage servicing rights are assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The Bank evaluates the mortgage servicing rights strata for impairment by estimating the fair value based on anticipated future net cash flows, taking into consideration prepayment predictions. The predominant characteristics used as the basis for stratifying are loan types, period of origination and interest rates. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Foreclosed Real Estate
Real estate properties acquired through or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of the carrying amount or the fair value minus the estimated costs to sell. Revenue and expenses from operations and changes to the valuation allowance are included in operations.

Goodwill
The excess of the purchase price over the fair value of assets acquired (goodwill) in business combinations accounted for by the purchase method is amortized using the straight-line method over twenty-five years. Goodwill is evaluated for impairment based on all operations that it directly benefits using the undiscounted cash flow method.

Advertising Costs (in thousands)
The Corporation expenses all advertising costs as incurred. Advertising expense totaled $319, $348 and $268 for the three years ended September 30, 2002, 2001 and 2000, respectively.

Income Taxes
The Corporation calculates income taxes on the liability method. The net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various assets and liabilities of the Corporation giving current recognition to changes in tax rates and laws.

Earnings Per Share
Basic incomes per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted income per share amounts are computed by dividing net income, adjusted for the effect of assumed conversions, by the weighted average number of common shares outstanding plus dilutive potential common shares calculated for stock options outstanding using the treasury stock method.

Treasury Stock
Treasury stock is recorded at cost. In the event of subsequent reissue, the treasury stock account will be reduced by the cost of such stock on the average cost basis with any proceed differences reflected as paid in capital adjustments. Treasury stock is available for general corporate purposes.

Stock Based Compensation
The Corporation has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation." As allowed by SFAS No. 123, the Corporation has elected to continue using the accounting methods prescribed by the Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations, which measure compensation cost using the intrinsic value method. See Note 10 for the impact of the fair value of employee stock based compensation plans on net income and earnings per share on a pro-forma basis for awards granted after October 1, 1995.

Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles, is excluded from net income. For the Corporation, such items consist of unrealized gains and losses on securities available for sale.

Fair Values of Financial Instruments
The Corporation in estimating fair values of financial instruments as disclosed herein used the following methods and assumptions:

Cash and cash equivalents- the carrying value of cash and cash equivalents approximate fair value.

Debt and equity securities- fair values of debt and equity securities have been estimated using quoted market prices.

Loans receivable- for variable rate loans and loans with relatively near term maturities (such as consumer installment loans) carrying values approximate fair values. The fair value of long term fixed rate loans has been estimated using present value cash flows, discounted at a rate approximating current market rates and giving consideration to estimated prepayment risk and credit loss factors. The estimated fair value of loans held for sale is based on quoted market prices of similar instruments trading in the secondary market.

Originated mortgage-servicing rights- the carrying amounts of originated mortgage servicing rights approximate their fair values.

Accrued interest- the carrying amounts of accrued interest receivable approximate their fair values.

Life Insurance policies- cash value of the policies approximates fair value.

Deposit liabilities- the fair values of demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values of fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short term borrowings- the carrying amounts of advances from the Federal Home Loan Bank (FHLB) of Des Moines maturing within 90 days approximate their fair values.

Long term borrowings- the carrying amounts of long term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet items- fair value for off-balance sheet lending commitments are based on fees currently charges to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. The carrying value and fair value of commitments to extend credit are not considered material for disclosure.

Reclassifications
Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

NOTE 2- BRANCH ACQUISITION (in thousands)
On November 9, 2001, the Bank acquired the St. Cloud, Minnesota branch facility and related business of ING Bank, fsb. The purchase method transaction involved the assumption of deposits and acquisitions of assets as follows (in thousands):

Deposits assumed (at fair value)	$ 50,083
Assets acquired:	
Cash	$ 17,589
Loans receivable	28,806
Premises and equipment	765
Other assets	14
Core deposit intangible	794
Sub-total (at fair value)	$ 47,968
Cost of unidentifiable intangible asset resulting from the excess of fair value of deposit liabilities assumed over the fair value of acquired identifiable asset (SFAS 72 Goodwill)	$ 2,115

The unidentifiable intangible asset is recognized under SFAS No. 72, *Accounting for Certain Acquisitions of Banking and Thrift Institutions* and is excluded from the scope of Statement 142 (See Note 17). Statement 72 intangible asset is subject to amortization based upon the estimated remaining maturity of the interest rate sensitive assets acquired (approximately 12 years) and is tax deductible over a 15-year period. The primary reason for the ING branch acquisition was to increase the Bank's business and market potential in the St. Cloud, Minnesota area.

The results of operations for the current fiscal year periods were affected by less than two cents per share on a pro-forma basis and considered not material for disclosure. Unidentifiable intangible asset amortization for the current year was $146.

The Financial Accounting Standards Board (FASB) issued SFAS No. 147, which amends SFAS No. 72, effective October 1, 2002. The unidentifiable intangible goodwill recognized pursuant to SFAS 72 (i.e. the unamortized excess of the fair value of liabilities assumed over the fair value of assets acquired) will be reclassified as SFAS 141 goodwill as of the date that SFAS 142 is applied. Note that, as of such date, the carrying amount of core deposit intangible (for which individual accounting records have been kept) is recorded separately and continues to be amortized. Reclassified goodwill will be prospectively accounted for in accordance with SFAS 142, thus effectively, amortization ceases as of October 1, 2002.

(3) Debt and Equity Securities (in thousands)

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at September 30, are presented as follows:

September 30, 2002

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:				
Equity securities				
Fund Investments	$ 12,522	$ -	$ 476	$ 12,046
Mortgage backed securities:				
REMICs	$ 28,843	$ 448	$ 95	$ 29,196
Held to maturity securities:				
Debt securities:				
U.S. Government and Agency	$ 12,447	$ 763	$ 60	$ 13,150
Mortgage backed securities:				
REMICs	$ 20,154	$ 136	$ 92	$ 20,198
FNMA certificates	511	1	-	$ 512
Other certificates	14	-	-	$ 14
Total	$ 20,679	$ 137	$ 92	$ 20,724

The amortized cost of debt and mortgage-backed securities at September 30, 2002 included unamortized premiums of $192 and unaccreted discounts of $196, respectively.

September 30, 2001

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities:				
Equity securities				
Fund Investments	$ 12,522	$ -	$ 501	$ 12,021
Mortgage backed securities:				
REMICs	$ 27,602	$ 162	$ 283	$ 27,481
Debt Securities:	$ 3,000	$ 55	$ -	$ 3,055
Held to maturity securities:				
Debt securities:				
U.S. Government and Agency	$ 12,420	$ 298	$ 228	$ 12,490
Mortgage backed securities:				
REMICs	$ 24,970	$ 150	$ 320	$ 24,800
FNMA certificates	741	25	-	$ 766
Other certificates	20	-	-	$ 20
Total	$ 25,731	$ 175	$ 320	$ 25,586

The amortized cost of debt and mortgage backed securities at September 30, 2001 includes unamortized premiums of $201 and unaccreted discounts of $246, respectively.

There were no sales of securities during the past three years as presented.

The scheduled maturities of securities held to maturity and securities (other than equity securities) available for sale at September 30, 2002 are as follows:

	Held to Maturity Securities		Available for Sale Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,092	$ 5,208	$ -	$ -
Due from one to five years	4,169	4,514	-	-
Due from five to ten years	2,009	1,949	-	-
Due after ten years	21,856	22,203	28,843	29,196
Total	$ 33,126	$ 33,874	$ 28,843	$ 29,196

For purposes of this maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments. Debt and mortgage-backed securities carried at approximately $14.6 million at September 30, 2002 and $21.0 million at September 30, 2001 were pledged to secure public deposits and for other purposes required or permitted by law.

(4) Loans Receivable (in thousands)

Loans receivable are summarized as follows:

	September 30,	
	2002	2001
First mortgage loans:		
Secured by 1-4 family residences	$ 42,383	$ 69,708
Secured by other properties	52,043	43,395
Land and Land development loans	19,394	17,747
Residential construction loans	239,155	142,035
	352,975	272,885
Less:		
Un-disbursed portion of construction and land development loans	(101,854)	(73,235)
Net deferred loan origination fees	(991)	(983)
Subtotal first mortgage loans	250,130	198,667
Consumer and other loans:		
Consumer loans	29,929	39,315
Home equity and second mortgages	27,543	29,991
Commercial	20,484	23,908
Agricultural loans	56,129	49,935
	134,085	143,149
Add:		
Net deferred loan origination costs	156	209
Subtotal consumer and other loans	134,241	143,358
Subtotal all loans	384,371	342,025
Less:		
Allowance for loan losses	(1,681)	(1,541)
Total	$ 382,690	$ 340,484

Loans receivable on non-accrual status for which interest income has not been recognized was $4,873 and $2,953 at September 30, 2002 and 2001, respectively. The interest income not recognized on these loans was $264 and $178, respectively.

A summary of the allowance for loan losses is as follows:

	Years Ended September 30,		
	2002	2001	2000
Balance, beginning of period	$ 1,541	$ 1,534	$ 1,387
ING Branch acquisition	274	-	-
Provision for losses	811	1,077	216
Charge-offs	(988)	(1,127)	(98)
Recoveries	43	57	29
Balance, end of period	$ 1,681	$ 1,541	$ 1,534

Loans, having carrying values of $149 and $339, were transferred to foreclosed real estate in 2002 and 2001, respectively.

The aggregate amount of loans to executive officers and directors of the Corporation were $240 and $364 at September 30, 2002 and 2001, respectively. During 2002, repayments on loans to executive officers and directors amounted to $259 and $135 was advanced.

(5) Loan Servicing (in thousands)

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans serviced for others were $46,093, $52,968 and $52,127 at September 30, 2002, 2001 and 2000, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing and included in demand deposits were $260 and $298 at September 30, 2002 and 2001, respectively.

Capitalized mortgage servicing rights and excess servicing receivables are summarized as follows:

	Years Ended September 30,		
	2002	2001	2000
Beginning balance, net of accumulated amortization	$ 172	$ 207	$ 253
Amounts capitalized	53	36	19
Amortization	(88)	(71)	(65)
Valuation adjustments	-	-	-
Balance, end of period	$ 137	$ 172	$ 207

(6) Foreclosed Real Estate (in thousands)

Net gains on foreclosed real estate, including net revenues from operations, were not material for the three years ended September 30, 2002. The Bank held foreclosed real estate at September 30, 2002 and 2001, amounting to $122 and $126.

(7) Premises and Equipment (in thousands)

Premises and equipment are summarized as follows:

	September 30, 2002		September 30, 2001	
Land	$	1,044	$	728
Buildings, improvements and leasehold improvements		5,186		4,898
Furniture, equipment and automobiles		4,680		4,368
Total costs		10,910		9,994
Less accumulated depreciation		4,905		4,555
Total	$	6,005	$	5,439

At September 30, 2002, the Corporation was obligated under non-cancelable operating leases for office space and equipment. Net rental expense under operating leases, included in occupancy and equipment was $318, $398 and $442 for the years ended September 30, 2002, 2001 and 2000. Projected minimum lease commitments under the terms of the leases for the five year period ending September 30, 2007 are $310, $272, $272, $272 and $45, respectively.

(8) Deposits (in thousands)

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of one hundred thousand dollars was $62,600 and $64,287 in 2002 and 2001, respectively.

Interest expense is summarized as follows:

	September 30, 2002		September 30, 2001		September 30, 2000	
Savings accounts	$	1,585	$	3,491	$	3,110
Demand deposits		411		266		259
Certificates of deposit		9,482		11,069		8,239
	$	11,478	$	14,826	$	11,608

Accrued interest payable on total deposits was $2,061 and $2,728 at September 30, 2002 and 2001, respectively.

Non-interest bearing demand deposits amounted to $26,387, $20,797 and $16,124 for the years ended September 30, 2002, 2001 and 2000, respectively.

At September 30, 2002, the scheduled maturities of certificates of deposit are as follows:

Years Ending September 30,		
2003	$	162,985
2004		33,550
2005		23,561
2006		3,651
2007 and thereafter		6,453
	$	230,200

The Bank held deposits of approximately $548 for related parties at September 30, 2002.

(9) Federal Home Loan Bank Borrowings (in thousands)

Borrowings by the Bank from the Federal Home Loan Bank of Des Moines are summarized as follows:

	September 30,			
	2002		2001	
Fiscal Year of Maturity - Advances	Amount	Weighted Rate	Amount	Weighted Rate
2002		- %	25,500	6.41 %
2003	10,000	6.53	10,000	6.53
2004	21,000	5.30	16,000	5.83
2005	-	-	-	-
2006	5,000	4.93	5,000	4.93
2007 and thereafter	62,000	5.55	57,000	5.59
Total	$ 98,000	5.56 %	$ 113,500	5.88 %

Prepayment penalties will be incurred if the advances are paid prior to their maturity date.

At September 30, 2002, borrowed funds are collateralized by stock in the FHLB, loans with carrying value of $69,280 and debt and mortgage-backed securities with carrying values of $47,389 under a collateral agreement.

(10) Employee and Stock Benefit Plans (in thousands except shares)

Salary Continuation Plans
The Bank has adopted insured salary continuation plans for the benefit of selected members of management by providing them with retirement and death benefits. The estimated liability under the agreements is charged to income over the expected remaining years of employment. The Bank's policy is to fund the costs accrued with insurance contracts. Salary continuation expense amounted to $277, $135 and $126 for the three years ended September 30, 2002, respectively.

Deferred Compensation 401(k) Plans
The Corporation provides 401(k) plans that cover substantially all employees meeting age and length of service requirements. The plan maintained by the Bank covers employees of both the Bank and the Agency. Employees participating in this plan are eligible to contribute up to 15% of their annual compensation. The plan maintained by HMC for the benefit of its employees also provides for employee contribution up to 15% of their annual compensation. Both plans provide for discretionary contributions by the employers, which are allocated to the participants' accounts in proportion to employee contributions. The Corporation made no discretionary contributions to these plans for the three years ended September 30, 2002.

Supplemental Life Insurance
In addition to group term insurance benefits provided to substantially all employees, the Bank maintains investments in insurance policies that provide either split dollar or survivor benefits for certain key employees.

Self Insurance
The Corporation has a self-insured health plan for all its employees. The Corporation has purchased stop loss insurance to supplement the health plan, which will reimburse the Corporation for individual claims in excess of $35,000 annually or aggregate claims exceeding $473,300 annually.

Employee Stock Ownership Plan
The Corporation established an Employee Stock Ownership Plan (ESOP) covering all employees who are over the age of 21, with at least one year of service and who work at least 1,000 hours during a plan year. The ESOP borrowed funds from the Corporation to purchase a total of 359,720 shares of the Corporation's common stock, with the loan being collateralized by the common stock. Employer contributions, along with dividends received on unallocated shares, are being used to repay the loan with shares being released from the Corporation's lien proportional to the loan repayments. Annually, on September 30, the released shares are allocated to the participants in the same proportion that their wages bear to the total compensation of all of the participants. Unreleased ESOP shares are not considered outstanding in calculating earnings per share.

The Corporation presents these financial statements in accordance with the AICPA Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The price of the shares issued and unreleased is charged to unearned compensation, a contra-equity account. Shares released are reported as compensation expense equal to the current market value price of the released shares. Dividends paid on allocated shares are charged to retained earnings and those on unallocated shares are charged to expense.

A summary of the ESOP share allocation is as follows:

	September 30, 2002	September 30, 2001	September 30, 2000
Shares allocated, beginning of year	268,857	232,885	196,919
Shares allocated during year	35,972	35,972	35,972
Unreleased shares	54,891	90,863	126,829
Total ESOP	359,720	359,720	359,720
Fair value of unreleased shares	$ 1,087	$ 1,481	$ 1,585
Amount charged to expense	$ 214	$ 406	$ 323
Dividend used for debt reduction	$ 340	$ 164	$ 171

Management Stock Plan
The Bank established the Management Stock Plan (MSP) for key officers during the year ended September 30, 1995. Following shareholder approval of the MSP in January 1995, the Bank purchased 179,860 shares of the Corporation's common stock in the open market at $10.59 per share to be awarded to officers in accordance with the provisions of the MSP. The cost of the shares awarded under these plans is recorded as unearned compensation, a contra-equity account, and is recognized as an expense in accordance with the vesting requirements defined by the MSP. For each of the three fiscal years ended September 30, 2002, 2001 and 2000, the amount included in compensation expense related to the MSP was $5, $5 and $73, respectively.

The following summarizes the activity in the MSP for the three years ended September 30, 2002:

	Unawarded Shares	Awarded Shares
At September 30, 1999	42,964	27,380
Vested	-	(27,380)
Shares Granted	(2,000)	2,000
At September 30, 2000	40,964	2,000
Vested	-	(400)
At September 30, 2001	40,964	1,600
Vested	-	(400)
At September 30, 2002	40,964	1,200

FSF Financial Corp. and Subsidiaries
Notes to Consolidated Financial Statements- Continued

Director's Stock Compensation Plan

In January 1998, the shareholders of the Corporation approved a stock compensation plan for its non-employee directors. The plan granted 6,000 shares of common stock issued from treasury that vests over a four-year period, with 1,200 shares awarded in January 1998. The compensation cost associated with this plan is the fair value of the stock ($19.42/share) on the date that the plan was approved by shareholders. During the year ended September 30, 2002, 1,200 shares of the total grant were vested to the plan recipients to complete the plan. Compensation costs included in the accompanying financial statements for the fiscal years ended September 30, 2002 was $6 and $23 for September 30, 2000 and 2001.

Stock Option Plans

The Corporation maintains the 1994 stock option plan, approved by the Corporation's stockholders on January 17, 1995 (the 1994 Plan); and the 1998 stock option plan, approved by the Corporation's stockholders on January 20, 1998 (the 1998 Plan). These plans permit the granting of stock options, with an exercise price equal to the fair value of the Corporation's stock on the date of the option grant. All options granted under these plans may be exercised over a ten-year period beginning on the date the option is granted. Awards made under the Plans may be incentive stock plans (ISO's) as defined by Section 422 of the Internal Revenue Code or options that do not qualify. Those options granted that qualify as ISO's are generally exercisable on the date of the grant while those not qualifying (non-incentive stock options granted to executives and directors of the Corporation) vest over 3-5 years. The following summarizes the activity in the two Plans for the three years ended September 30, 2002:

	Shares Available for Grant	Options Shares Outstanding	Weighted Average Exercise Price
At September 30, 1999	79,894	486,993	$ 13.40
Granted	(32,187)	32,187	23.30
Exercised	-	(3,600)	19.42
Cancelled	2,995	(2,995)	19.13
At September 30, 2000	50,702	512,585	13.33
Granted	(21,937)	21,937	16.05
Exercised	-	(93,087)	15.42
Cancelled	1,550	(1,550)	17.46
At September 30, 2001	30,315	439,885	13.59
Granted	(2,500)	2,500	16.05
Exercised	-	(81,375)	18.28
Cancelled	1,944	(1,944)	17.40
At September 30, 2002	29,759	359,066	$ 14.67
Shares available for future grants			
1994 Plan	8,987		
1998 Plan	20,772		

The following table summarizes the information about stock options outstanding at September 30, 2002:

Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted average remaining contractual life in years	Price	Number
$ 9.500	105,694	3.0	$ 9.500	105,694
19.125	98,924	6.3	19.125	98,924
16.050	2,500	9.0	16.050	2,500
19.250	30,000	6.7	19.250	30,000
15.000	37,000	7.2	15.000	27,000
14.750	18,087	7.2	14.750	18,087
12.375	19,237	8.0	12.375	19,237
12.375	20,637	9.0	12.375	20,637
12.125	6,000	9.0	12.125	2,000
16.050	20,987	8.0	16.050	20,987
	359,066			345,066

The Corporation elected to follow APB 25 and related interpretations in accounting for its employee stock options. The exercise price of the employee stock options equal the market price of the underlying stock on the date of grant and, therefore; no compensation expense is recognized under APB 25. Pro-forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option under the fair value method of that statement. Pro-forma net income and earnings per share follows:

	Years Ended September 30,					
	2002		2001		2000	
Net Income						
As reported	$	6,032	$	3,733	$	3,504
Pro forma		5,984		3,518		3,371
Earnings per common share						
As reported						
Basic	$	2.77	$	1.68	$	1.46
Diluted		2.63		1.61		1.43
Pro forma						
Basic	$	2.75	$	1.58	$	1.41
Diluted		2.60		1.52		1.38

The above disclosed pro-forma effect of applying SFAS No. 123 to compensation costs may not be representative of the effects on reported pro-forma net income for future years.

The fair value for each option grant is estimated on the date of the grant using the Black Scholes Model. The Model incorporates the following assumptions for the grants:

	Years Ended September 30,					
	2002		2001		2000	
Risk free interest rate		4.63%		4.85%		5.45%
Expected life		10 years		10 years		10 years
Expected volatility		44.00%		27.00%		26.00%
Expected dividends		8.00		7.00		4.00
Weighted average fair value per share of the option granted	$	7.20	$	7.16	$	7.00

(11) Income Taxes (in thousands)

The Corporation files a consolidated federal income tax return. The Corporation and its subsidiaries entered into a tax sharing agreement that provides for the allocation and payment of federal and state income taxes. The provision for income taxes of each corporation is computed on a separate company basis, subject to certain adjustments. Income tax expense (benefit) is summarized as follows:

	September 30,					
	2002		2001		2000	
Current						
Federal	$	3,176	$	2,313	$	1,565
State		1,027		749		509
Subtotal		4,203		3,062		2,074
Deferred						
Federal		(207)		(509)		132
State		(69)		(169)		44
Subtotal		(276)		(678)		176
Total income tax provision	$	3,927	$	2,384	$	2,250

The State of Minnesota follows the Internal Revenue Code for the determination of taxable income, in connection with temporary differences. The portion of deferred tax assets and liabilities attributed to state income taxes is approximately 25 percent. Temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities that can create deferred tax assets and liabilities are as follows:

	September 30, 2002	September 30, 2001
Deferred tax assets:		
Deferred compensation	$ 686	$ 573
Deferred net loan fees	166	99
Securities unrealized loss	41	222
Intangible assets	4	-
Section 475 "For Sale Assets"	143	-
Allowance for loan losses	681	666
Subtotal	1,721	1,560
Less: Valuation allowance	193	203
Total	1,528	1,357
Deferred tax liabilities:		
FHLB Stock	193	193
Tax bad debt reserve	85	128
Premises and equipment	571	427
Installment obligation sale of former building	26	26
Mortgage servicing rights	42	49
Discount on loans	-	2
Section 475 "For Sale Assets"	-	27
Total	917	852
Net deferred tax asset	$ 611	$ 505

A valuation allowance was established to reduce the deferred tax asset related to the unrealized loss on equity securities because management is uncertain if it will be realized. The Corporation has paid sufficient taxes in prior carryback years, which will enable it to recover the balance of the net deferred tax assets. Therefore, no additional valuation allowance was required at September 30, 2002 and 2001.

The actual income tax expense varied from the expected tax expense (computed by applying the United States Federal Corporate income tax rate of 34 percent to earnings before income taxes) as follows:

	Years Ended September 30, 2002	2001	2000
Computed "expected" tax expense	$ 3,386	$ 2,080	$ 1,956
State income taxes, net of federal tax benefit	633	383	365
Other, net	(92)	(79)	(71)
Total income tax provision	$ 3,927	$ 2,384	$ 2,250

Retained earnings at September 30, 2002 include $6,492 of which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only that arose in tax years beginning before September 30, 1988, (that is the base year amount). Reduction of the amount, so allocated for purposes other than tax bad debt losses or adjustments arising from this carryback of net operating losses, would create income for tax purposes only. This would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $2,600 at September 30, 2002.

(12) Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years ended September 30, 2002	2001	2000
Numerator:			
Net income - Numerator for basic earnings per share and diluted earnings per share--income available to common stockholders	$ 6,032,000	$ 3,733,000	$ 3,504,000
Denominator:			
Denominator for basic earnings per share--weighted-average shares	2,179,824	2,220,067	2,395,287
Effect of dilutive securities:			
Stock - based compensation plans	117,431	96,546	56,224
Denominator for diluted earnings per share--adjusted weighted-average shares and assumed conversions	2,297,255	2,316,613	2,451,511
Basic earnings per share	$ 2.77	$ 1.68	$ 1.46
Diluted earnings per share	$ 2.63	$ 1.61	$ 1.43

(13) Commitments and Contingencies

In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

(14) Stockholders' Equity and Regulatory Capital (in thousands)

On October 6, 1994, the Bank converted from a federally chartered mutual savings and loan association to a federally chartered stock savings bank pursuant to a Plan of Conversion (Conversion) via the issuance of common stock. Upon the Conversion, the preexisting liquidation rights of the depositors of the Bank were unchanged. Such rights are accounted for by the Bank for the benefit of such depositors in proportion to their liquidation interests as of the Eligibility Record Date or the Supplemental Eligibility Record Date, as defined in the Conversion.

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators. If undertaken, these could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

FSF Financial Corp. and Subsidiaries
Notes to Consolidated Financial Statements- Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk weighted assets (as defined) and of tangible and Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes that, as of September 30, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual regulatory capital amounts, with reconciliation to the Corporation's investment in the Bank determined in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and ratios are also presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
GAAP capital, September 30, 2002	$ 43,555					
Add: Unrealized gains on debt securities held for sale	(210)					
Less: Goodwill	(4,499)					
Tangible equity capital and ratio to adjusted total assets	$ 38,846	7.4%	$ 7,882	1.5%	$ 10,510	2.0%
Tier 1 (Core) capital and ratio to adjusted total assets	$ 38,846	7.4%	$ 21,020	4.0%	$ 26,275	5.0%
Total risk based capital and ratio to risk weighted assets	$ 38,846	10.8%	$ 14,365	4.0%	$ 21,548	6.0%
Tier 2 risk based capital, net adjustment	1,681					
Total risk based capital and ratio to risk weighted assets, September 30 , 2002	$ 40,527	11.3%	$ 28,730	8.0%	$ 35,913	10.0%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
GAAP capital, September 30, 2001	$ 39,032					
Add: Unrealized losses on debt securities held for sale	40					
Less: Goodwill	(2,010)					
Tangible equity capital and ratio to adjusted total assets	$ 37,062	7.9%	$ 7,035	1.5%	$ 9,380	2.0%
Tier 1 (Core) capital and ratio to adjusted total assets	$ 37,062	7.9%	$ 18,761	4.0%	$ 23,451	5.0%
Total risk based capital and ratio to risk weighted assets	$ 37,062	10.8%	$ 13,156	4.0%	$ 19,734	6.0%
Tier 2 risk based capital, net adjustment	130					
Total risk based capital and ratio to risk weighted assets, September 30 , 2001	$ 37,192	10.8%	$ 26,312	8.0%	$ 32,890	10.0%

The Bank may not declare or pay cash dividends to the Corporation if the effect would be to reduce GAAP capital below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

(15) Concentration of Credit Risk (in thousands)

The Corporation is primarily engaged in originating mortgage, consumer and business loans in the Minnesota counties of McLeod, Dakota, Meeker, Wright, Carver, Washington, Benton, Sherburne, Stearns and Sibley. The Bank offers fixed and adjustable rates of interest on these loans that have amortization terms ranging up to thirty years. In addition, the Bank has expanded residential construction lending in recent years and currently does business in 44 states. The following table indicates the percentage of construction loans outstanding by state.

STATE	% OF TOTAL OUTSTANDING
Minnesota	37.7%
Wisconsin	14.7%
Michigan	6.5%
Colorado	5.0%
40 Other States	5% or less

The Corporation had cash on deposit in a financial institution in excess of Federal deposit insurance limits of approximately $10,918 at September 30, 2002.

(16) Financial Instruments (in thousands)

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and forward commitments to purchase securities. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amount of those instruments reflects the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss, in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are unused lines of credit and loan commitments that are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of the commitments may be expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case by case basis. The amount of collateral obtained, if it is deemed necessary, upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies, but may include, accounts receivable, inventory, property, plant and equipment and income producing commercial properties. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Typically, the Bank issues letters of credit to municipalities and generally does not require collateral for standby letters of credit.

Forward commitments to purchase securities and mortgages involve an agreement whereby the seller agrees to make delivery at a specified future date of a specified instrument and at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Forward commitments to sell mortgages involve an agreement whereby the Bank and/or HMC agrees to make delivery at a specified future date of a specified loan, at a specified price or yield. Risks arise from the possible inability on counterparties to meet the terms of their contracts and from movements in loan values and interest rates.

A summary of the notional amounts of the Corporation's financial instruments at September 30, 2002 follows:

Commitments to extend credit	$	63,889
Standby letters of credit		156
Commitments to sell loans		51,299

The carrying value and fair value of the Corporation's financial assets and financial liabilities are as follows:

	September 30,			
	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash & cash equivalents	$ 14,615	$ 14,615	$ 12,594	$ 12,594
Investment securities	30,418	31,121	33,421	33,491
Mortgage-backed and related securities	49,875	49,920	53,212	53,067
Loans held for sale	29,242	29,242	12,082	12,082
Loans receivable, net	382,690	385,138	340,484	343,404
Accrued interest receivable	4,436	4,436	4,777	4,777
Life Insurance Policies	7,982	7,982	7,581	7,581
Financial Liabilities:				
Deposits	381,924	385,529	312,541	309,330
Borrowings	98,000	106,683	113,500	115,134

(17) Effects of New Financial Accounting Standards (in thousands)

In June 2001, the Financial Accounting Standards Board (FASB) voted to issue Financial Accounting Standards Statement No. 141, *Business Combinations* and Statement No. 142, *Goodwill and Other Intangible Assets*. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of the Statement. The Company must adopt Statement 142 effective for the fiscal year beginning October 1, 2002. Amortization of goodwill for the years ended September 30, 2002, 2001 and 2000 was $238, $91 and $91, respectively.

Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. In the event of impairment, an impairment loss would be recognized in an amount equal to that excess. SFAS No. 142 requires a two step impairment test to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. The two step impairment test is summarized as follows:

1. Compare the fair value of the reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required.

2. To measure the amount of impairment loss, compare the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. The impairment loss shall equal the excess of carrying value over fair value.

Goodwill was tested for impairment on October 1, 2002 and its fair value exceeded the carrying value. See also, Note 2 for a discussion of recently issued SFAS 147.

FSF Financial Corp. and Subsidiaries
Notes to Consolidated Financial Statements- Continued

(18) Parent Only Condensed Financial Information (in thousands)

The information should be read in conjunction with the other Notes to Consolidated Financial Statements. Stockholder's equity differs from the consolidated statements by the amount of the ESOP loan.

STATEMENT OF FINANCIAL CONDITION

	September 30, 2002	September 30, 2001
ASSETS		
Cash and cash equivalents	$ 1,499	$ 2,188
Investment in subsidiaries	44,303	39,714
Loan to Bank ESOP	549	909
Other assets	116	81
Total assets	$ 46,467	$ 42,892
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 37	$ 42
Stockholders' equity	46,430	42,850
Total liabilities & stockholders' equity	$ 46,467	$ 42,892

STATEMENT OF INCOME

	Years Ended September 30, 2002	2001	2000
Income:			
Dividends from Bank Subsidiary	$ 2,000	$ 3,000	$ 6,000
Interest From:			
Bank's ESOP Plan	37	105	142
Investments	17	69	133
	2,054	3,174	6,275
Expense:			
Non-Interest Expense	473	457	400
Income before income taxes and equity in undistributed net income of subsidiaries	1,581	2,717	5,875
Income tax benefit	(140)	(114)	(47)
	1,721	2,831	5,922
Equity in undistributed net income of subsidiaries	4,311	902	-
Subsidiaries dividends received in excess of subsidiaries net income	-	-	(2,418)
Net income	$ 6,032	$ 3,733	$ 3,504

FSF Financial Corp. and Subsidiaries
Notes to Consolidated Financial Statements- Continued

(18) Parent Only Condensed Financial Information- Continued (in thousands)

STATEMENT OF CASH FLOWS

	Years Ended September 30, 2002	2001	2000
Cash flows from operating activities:			
Net Income	$ 6,032	$ 3,733	$ 3,504
Adjustments:			
Equity in undistributed net income of subsidiaries	(4,311)	(902)	-
Subsidiaries dividends received in excess of subsidiaries net income	-	-	2,418
(Increase) decrease in other assets	35	(69)	55
Increase (decrease)in other liabilities	(5)	(31)	22
Other	177	296	75
Net cash provided by operations	1,928	3,027	6,074
Cash flows from investing activities:			
Proceeds from maturities of investments	-	-	1,570
Net cash provided by investing activities	-	-	1,570
Cash flows from financing activities:			
Payments received on ESOP bank loan	360	360	360
Purchases of treasury stock	(1,496)	(2,488)	(4,947)
Proceeds from exercise of stock options	682	440	23
Payments of cash dividends	(2,173)	(1,303)	(1,206)
Net cash used in financing activities	(2,627)	(2,991)	(5,770)
Increase (decrease) in cash and cash equivalents	(689)	36	1,874
Cash and cash equivalents:			
Beginning of year	2,188	2,152	278
End of year	$ 1,499	$ 2,188	$ 2,152

(19) Business Segments

The Corporation's operating segments are business units that offer different products and services that are marketed through different channels. Firstate Services, the Agency and FSF Financial Corporation (the "holding company") did not meet the quantitative thresholds for determining reportable segments and therefore are included in the "other" category. Management has identified the Bank's activity and HMC activity as aggregated components of a reportable business segment.

The accounting policies and the nature of business components are described in the summary of significant accounting policies (Note 1). Management evaluates segment performance based on segment profit or loss before income taxes, nonrecurring gains and losses and returns on average assets and average equity. Transfers between segments are accounted for at market value.

Due to the integration of HMC lending activity into the Bank during the current year (the two components have similar qualitative economic characteristics) results of prior periods have been reclassified to allow for comparability.

FSF Financial Corp. and Subsidiaries
Notes to Consolidated Financial Statements- Continued

(19) Business Segments- Continued (in thousands)

	Banking	Other	Eliminations	Consolidated Total
As of and for the year ended September 30, 2002				
Interest income from external sources	$ 35,157	$ 17	-	$ 35,174
Non-interest income from external sources	8,219	756	-	8,975
Inter-segment interest income	-	37	(37)	-
Interest expense	17,248	-	-	17,248
Provision for loan loss	811	-	-	811
Depreciation and Amortization	1,139	36	-	1,175
Other non-interest expense	13,934	1,060	(38)	14,956
Income tax expense (benefit)	4,001	(74)	-	3,927
Net Income (loss)	6,244	1,788	(2,000)	6,032
Total Assets	530,666	41,479	(39,985)	532,160
As of and for the year ended September 30, 2001				
Interest income from external sources	$ 35,242	$ 68	-	$ 35,310
Non-interest income from external sources	5,889	710	-	6,599
Inter-segment interest income	-	174	(106)	68
Interest expense	21,900	-	-	21,900
Provision for loan loss	1,077	-	-	1,077
Depreciation and Amortization	734	43	-	777
Other non-interest expense	11,118	1,026	(106)	12,038
Income tax expense (benefit)	2,447	(63)	-	2,384
Net Income (loss)	3,854	2,879	(3,000)	3,733
Total Assets	471,467	39,676	(37,512)	473,631
As of and for the year ended September 30, 2000				
Interest income from external sources	$ 32,745	$ 132	-	$ 32,877
Non-interest income from external sources	4,146	982	-	5,128
Inter-segment interest income	-	143	(143)	-
Interest expense	19,753	-	-	19,753
Provision for loan loss	216	-	-	216
Depreciation and Amortization	676	45	-	721
Other non-interest expense	10,437	964	(143)	11,258
Income tax expense (benefit)	2,257	(7)	-	2,250
Net Income (loss)	3,551	5,953	(6,000)	3,504
Total Assets	464,465	38,180	(36,130)	466,515

Selected Quarterly Financial Data (Unaudited)
For the Three Years Ended September 30, 2002

Fiscal 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Interest income	$ 8,825	$ 8,712	$ 8,677	$ 8,960	$ 35,174
Interest expense	4,873	4,237	4,089	4,049	17,248
Net Interest Income	3,952	4,475	4,588	4,911	17,926
Provision for loan losses	150	275	203	183	811
Gain on sale of assets	1,348	862	887	1,176	4,273
Net income	$ 1,530	$ 1,375	$ 1,426	$ 1,701	$ 6,032
Basic earnings per share	0.70	0.64	0.65	0.77	2.77
Diluted earnings per share	0.67	0.61	0.61	0.74	2.63
Cash dividends declared per share	$ 0.250	$ 0.250	$ 0.250	$ 0.250	$ 1.00
Market range:					
High bid (1)	$ 18.40	$ 19.78	$ 23.21	$ 22.21	$ 23.21
Low bid (1)	$ 15.77	$ 16.86	$ 18.94	$ 18.65	$ 15.77

Fiscal 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Interest income	$ 9,216	$ 9,035	$ 8,482	$ 8,577	$ 35,310
Interest expense	5,913	5,759	5,186	5,042	21,900
Net Interest Income	3,303	3,276	3,296	3,535	13,410
Provision for loan losses	90	705	90	192	1,077
Gain on sale of assets	372	575	769	783	2,499
Net income	$ 857	$ 577	$ 1,150	$ 1,149	$ 3,733
Basic earnings per share	0.38	0.26	0.52	0.52	1.68
Diluted earnings per share	0.37	0.25	0.50	0.50	1.61
Cash dividends declared per share	$ 0.150	$ 0.150	$ 0.150	$ 0.150	$ 0.60
Market range:					
High bid (1)	$ 15.63	$ 15.38	$ 15.70	$ 17.25	$ 17.25
Low bid (1)	$ 12.36	$ 13.85	$ 13.91	$ 14.27	$ 12.36

Fiscal 2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Interest income	$ 7,534	$ 7,797	$ 8,422	$ 9,124	$ 32,877
Interest expense	4,386	4,626	5,054	5,687	19,753
Net Interest Income	3,148	3,171	3,368	3,437	13,124
Provision for loan losses	54	54	54	54	216
Gain on sale of assets	346	246	246	359	1,197
Net income	$ 821	$ 856	$ 954	$ 873	$ 3,504
Basic earnings per share	0.32	0.35	0.41	0.39	1.46
Diluted earnings per share	0.31	0.35	0.40	0.38	1.43
Cash dividends declared per share	$ 0.125	$ 0.125	$ 0.125	$ 0.125	$ 0.50
Market range:					
High bid (1)	$ 12.38	$ 12.38	$ 13.00	$ 12.63	$ 13.00
Low bid (1)	$ 11.81	$ 10.50	$ 10.45	$ 11.88	$ 10.50

(1) As reported by the Nasdaq Stock Market. Such over the counter quotations do not reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

FSF FINANCIAL CORP.

Corporate Office

201 Main Street South
Hutchinson, MN 55350-2573
(320) 234-4500

FIRST FEDERAL fsb
Office Locations

Hutchinson Main Office
201 Main Street South
Hutchinson, MN 55350-2573
(320) 234-4500

Hutchinson South Office
905 Hwy. 15 South Frontage Road
Hutchinson, MN 55350-2573
(320) 234-4563

Buffalo Office
305 10th Avenue South
Buffalo, MN 55313-0338
(763) 682-3035

Inver Grove Heights Office
6505 Cahill Avenue East
Inver Grove Heights, MN 55076-2022
(651) 455-1553

Waconia Office
200 Hwy. 5 East Frontage Road
Waconia, MN 55387-0287
(952) 442-2141

Winthrop Office
122 East Second Street
Winthrop, MN 55396-0424
(507) 647-5356

Hastings Office
1320 South Frontage Road
Hastings, MN 55033-2426
(651) 437-6169

Apple Valley Office
14994 Glazier Avenue
Apple Valley, MN 55124-7498
(952) 432-6840

Glencoe Office
1002 Greeley Avenue
Glencoe, MN 55336-2128
(320) 864-5541

Litchfield Office
501 North Sibley Avenue
Litchfield, MN 55355-0577
(320) 693-2861

Waite Park Office
113 Waite Avenue South
Waite Park, MN 56387-0641
(320) 656-1133

Saint Cloud Office
1113 West Saint Germain Street
Saint Cloud, MN 56302
(320) 529-8878

Insurance Planners

Hutchinson Office
135 3rd Avenue Southeast
Hutchinson, MN 55350-2573
(320) 587-2299

Buffalo Office
305 10th Avenue South
Buffalo, MN 55313-0338
(763) 682-3035

Homeowners Mortgage Corporation

Vadnais Heights Office
1001 Labore Industrial Court, Suite E
Vadnais Heights, MN 55110-5114
(651) 415-1020

Hastings Office
1320 South Frontage Road
Hastings, MN 55033-2426
(651) 437-7791

BOARD OF DIRECTORS AND MANAGEMENT TEAM

Board of Directors of FSF Financial Corp. and First Federal fsb

Donald A. Glas, Co-Chair of the Board

George B. Loban, Co-Chair of the Board

Richard H. Burgart

James J. Caturia

Jerome R. Dempsey

Sever B. Knutson

Roger R. Stearns

Executive Officers of FSF Financial Corp. and First Federal fsb

Donald A. Glas
Chief Executive Officer

George B. Loban
President

Richard H. Burgart
Chief Financial Officer

Corporate Counsel
Mackall, Crounse & Moore
1400 AT&T Tower
901 Marquette Avenue
Minneapolis, MN 55402

Special Counsel
Malizia, Spidi & Fisch, P.C.
1100 New York Avenue NW
Suite 340 West
Washington, D.C. 20005

Independent Auditors
Larson, Allen, Weishair & Co., LLP
110 Second Avenue SE
Waseca, MN 56093

FSF FINANCIAL CORP.

Financial Services Holding Company

201 Main Street South, Hutchinson, MN 55350-2573

320-234-4500
www.ffhh.com